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                                                                    Exhibit 23.9



                  We consent to the use of our name under the heading "Risk Factors -- If either Hines REIT, the Operating Partnership or the Core Fund is required to register as an investment company under the Investment Company Act of 1940, the additional expenses and operational limitations associated with such registration may reduce your investment return" in the Prospectus. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission promulgated thereunder.



                                             Sincerely,

                                             /s/ BAKER BOTTS L.L.P.

                                             Baker Botts L.L.P.